 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Johnson, Seth R. (Last) (First) (Middle) 6301 Fitch Path (Street) New Albany, OH 43054 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Abercrombie & Fitch Co. ANF 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 17, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	03/17/2003	S |	43,500 | D | $30.0000		D
Class A Common Stock	03/17/2003	S |	20,000 | D | $30.0100		D
Class A Common Stock	03/17/2003	S |	400 | D | $30.0200		D
Class A Common Stock	03/17/2003	S |	5,000 | D | $30.0300		D
Class A Common Stock	03/17/2003	S |	1,000 | D | $30.0500		D
Class A Common Stock	03/17/2003	S |	6,000 | D | $30.0600		D
Class A Common Stock	03/17/2003	S |	7,900 | D | $30.0800		D
Class A Common Stock	03/17/2003	S |	200 | D | $30.0900		D
Class A Common Stock	03/17/2003	S |	8,500 | D | $30.1000		D
Class A Common Stock	03/17/2003	S |	500 | D | $30.1100		D
Class A Common Stock	03/17/2003	S |	3,200 | D | $30.1200		D
Class A Common Stock	03/17/2003	S |	1,200 | D | $30.1400		D
Class A Common Stock	03/17/2003	S |	100 | D | $30.1500		D
Class A Common Stock	03/17/2003	S |	2,500 | D | $30.1800		D
Class A Common Stock	03/17/2003	S |	2,000 | D | $30.2500		D
Class A Common Stock	03/17/2003	S |	5,400 | D | $30.3000		D
Class A Common Stock	03/17/2003	S |	5,800 | D | $30.3200		D
Class A Common Stock	03/17/2003	S |	4,500 | D | $30.3400		D
Class A Common Stock	03/17/2003	S |	25,000 | D | $30.3500		D
Class A Common Stock	03/17/2003	S |	3,000 | D | $30.3600		D
Class A Common Stock	03/17/2003	S |	1,000 | D | $30.3700		D
Class A Common Stock	03/17/2003	S |	6,800 | D | $30.3800		D
Class A Common Stock	03/17/2003	S |	3,000 | D | $30.3900		D
Class A Common Stock	03/17/2003	S |	1,000 | D | $30.4000		D
Class A Common Stock	03/17/2003	M |	52,500 | A | $15.3125		D
Class A Common Stock	03/17/2003	M |	105,000 | A | $15.2500	75,062	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Johnson, Seth R. - March 17, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option - Right to Buy	$15.3125	03/17/2003	M |	(D) 52,500	(1) | 12/06/2007	Class A Common Stock - 52,500		52,500	D
Stock Option - Right to Buy	$15.2500	03/17/2003	M |	(D) 105,000	(2) | 02/16/2010	Class A Common Stock - 105,000		105,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Robert J. Tannous 3/17/03 ________________________________ __________________ ** Signature of Reporting Person Date By: Robert J. Tannous, Attorney-in-Fact for Robert J. Tannous Page 2 SEC 1474 (3-99)

Johnson, Seth R. - March 17, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Abercrombie & Fitch Co. ANF

Form 4 - March 17, 2003

Seth R. Johnson
6301 Fitch Path

New Albany, OH 43054
Explanation of responses:

(1)   Option vests 10% on the 1st, 2nd, 3rd anniversaries of date of grant; 15% on the 4th anniversary; 20% on the 5th anniversary and 35% on the 6th anniversary.
(2)   Option vests 25% per year beginning on the first anniversary of the date of grant.

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